

Mail Stop 3561

November 6, 2008

Michael Patrick
Chairman and Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, GA 31901

Re: Carmike Cinemas, Inc.
Form 10-K for the fiscal year ended 12/31/2007
Filed March 17, 2008
File No. 000-14993

Dear Mr. Patrick:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Regards,

                    Amanda McManus
                    Branch Chief – Legal